May 31, 2011

BY ELECTRONIC SUBMISSION

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:	Research In Motion Limited
Response to comment letter dated May 16, 2011
Form 40-F for the fiscal year ended February 26, 2011

Dear Mr. Spirgel:

This letter is in response to the comment letter dated May 16, 2011 (the “Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) to Mr. Brian Bidulka, Chief Financial Officer of Research In Motion Limited (the “Company”).  The Company’s responses to the Letter set forth below are keyed to the headings used in the Letter.

COMMENT:

Exhibit 1.2
Note 10(c) Litigation, page 34

1.
Please refer to the $268 million Visto Litigation settlement on July 23, 2009.  We note in your 2009 Form 40-F you stated that “the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the litigation (or any related litigation) is not determinable.  Accordingly, no amount has been recorded in the consolidated financial statements as at February 28, 2009.”  Please tell us the specific reasons why you were unable to estimate the reasonably possible loss related to this litigation as of February 29, 2009 when it was settled five months later.

Response:

As of February 28, 2009, the worldwide litigation with Visto Corporation (“Visto”) included 6 active lawsuits.  In arriving at the conclusion that the litigation with Visto did not meet the reasonably possible threshold (as defined in Accounting Standard Codification (“ASC”) 450-20-50) as of February 28, 2009, the Company followed its process described in detail in the Company’s response, dated May 4, 2011, to the Staff’s comment letter, dated April 26, 2011, for analyzing and updating various litigation matters.   For the Visto litigation, updates were obtained from internal subject matter experts/litigation counsel who were involved with each of the active matters.

The Company’s assessment of the outstanding Visto litigation as of February 28, 2009 considered a variety of factors including; (i) the status of each of the individual cases between Visto and the Company globally; (ii) the technology and more specifically, the patents being disputed in each of the matters; (iii) the past and current developments for each of the cases; (iv) the possible defense options available; and (v) the advice of litigation counsel.  The Visto litigation was inherently complex in nature given the large number of matters in the United States and internationally, and there were also a number of significant changes or developments (such as changes to the patents in suit or rulings made by the courts) that increased the uncertainty associated with the ultimate outcome.  For example, it was uncertain which claims would actually be asserted against the Company by Visto in the United States District Court for the Eastern District of Texas, because of changes made to the claims of the patents asserted by Visto during on-going re-examination by the United States Patent and Trademark Office.  Further, there had been some rulings in favor of the Company in Canada and in Italy.  Based on all of the information available as of the time of filing of its 40-F for the fiscal year ended February 28, 2009, the Company asserts that its disclosure met the requirements of ASC 450-20-50, and specifically, the disclosure provisions related to unrecognized contingencies as it was not reasonably possible to conclude that the Company would suffer a loss as of that date.  The conclusion reached as of February 28, 2009 represented management’s best judgment of the Visto litigation based on the information available and consultation with subject matter experts and litigation counsel.

On July 16, 2009, the Company announced that it had entered in to an agreement to settle all outstanding worldwide litigation with Visto for a total payment of approximately $268 million.  The settlement agreement was concluded on July 23, 2009.  As described in the Company’s press release relating to the settlement issued on July 16, 2009 and in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the second quarter ended August 29, 2009 furnished to the SEC on Form 6-K on September 25, 2009, the payment made was in consideration of a number of elements, including the transfer of certain intellectual property from Visto.  The transfer of the intellectual property was a key element that led to the Company opting to settle the outstanding matters, and the possibility of including this element in the settlement arose subsequent to the date of filing of the Company’s Annual Report on Form 40-F for the fiscal year ended February 28, 2009.

*          *          *

In connection with this response letter, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
—	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
—	The Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the foregoing adequately responds to the comments of the Staff.  Please contact me directly at (519) 888-7465 with any questions concerning this letter.

Yours truly,

RESEARCH IN MOTION LIMITED

/s/ BRIAN BIDULKA

Brian Bidulka, CA
Chief Financial Officer

cc:	Dean Suehiro, U.S. Securities and Exchange Commission
Carlos Pacho, U.S. Securities and Exchange Commission
Karima Bawa, Esq., Chief Legal Officer
S. Grant Gardiner, Esq., Corporate Secretary and Assistant General Counsel
Members of the Audit & Risk Management Committee of the Company’s Board of Directors:
Barbara Stymiest, John Richardson, David Kerr and Antonio Viana-Baptista
Bill Demers, Ernst & Young LLP
Boris Pavlin, Ernst & Young LLP
Riccardo Leofanti, Esq., Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey Kerbel, Esq., Bennett Jones LLP